Exhibit 6.2

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT (this “Agreement”) dated as of December 1, 2012 between BacTech Environment Corporation. (the “Company”), a Federal corporation, and M. Ross Orr (the “Employee”), a resident of Toronto, Ontario.

WHEREAS, the Company wishes to employ the Employee to render services for the Company on the terms and conditions set forth in this Agreement and the Employee wishes to be retained and employed by the Company on such terms and conditions.

NOW, THEREFORE, in consideration of the premises, the mutual agreements set forth below and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

1. Employment. The Company hereby employs the Employee, and the Employee accepts such employment and agrees to perform services for the Company, for the term and upon the other terms and conditions set forth in this Agreement.

2. Term. Unless terminated at an earlier date in accordance with Section 6 of this Agreement, the term of the Employee’s employment hereunder shall be for an indefinite period.

3. Position and Duties.

(a) Service with Company. The Employee shall serve as “President and Chief Executive Officer” of the Company and shall perform such reasonable duties and assume such responsibilities as the Board of Directors of the Company, or the Chairman of the Company as their designate, shall assign to him from time to time including, but not limited to:

●	executive management duties;
●	corporate finance matters;
●	project management, engineering, research, budgeting, reporting;
●	business development activities of the Company, including, but not limited to, project conception, development, preparation of proposals and contracts;
●	corporate strategic planning;
●	acting as the Company liaison with regulatory authorities and underwriters as required;
●	corporate and investor relations matters;
●	technical and corporate marketing;
●	preparation of marketing materials, presentations, conferences and meetings; and
●	participating in personnel selection, review and management for all personnel.

(b) Performance of Duties. The Employee agrees to serve the Company faithfully and to the best of his ability and to devote his full time, attention and efforts to the business and affairs of the Company during his employment by the Company. The Employee hereby confirms that he is under no contractual commitments inconsistent with his obligations set forth in this Agreement and that during the term of this Agreement, he will not render or perform services for any other corporation, enterprise, firm, entity or person which are inconsistent with the provisions of this Agreement or which will or may interfere with or conflict with the Employee’s duties and responsibilities hereunder and that any and all executive services rendered are exclusive to the Company.

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4. Compensation.

(a) Base Salary. As compensation in full for all services to be rendered by the Employee under this Agreement, the Company shall pay to the Employee a base salary of $18,750 per month, which salary shall be paid to the Employee on a monthly basis in arrears in accordance with the Company’s normal payroll procedures and policies. The compensation payable to the Employee during each year after the first year of the Employee’s employment shall be established by the Company’s Board of Directors, but in no event shall the base salary for any subsequent year be less than the base salary in effect for the prior year.

(b) Incentive Compensation. The Employee shall be eligible to participate in any bonus or incentive compensation plans that may be established by the Board of Directors of the Company from time to time applicable to the Employee. Corporate and project success bonus payments will be made to the Employee within six months of each year end on the following basis:

● 1 % of the Employee’s annual base salary for each $0.01 in earnings per share reported by the Company, on an annual basis, in the Company’s annual audited financial statements;

● 1% of net present value (internally calculated at current prices) of each commercial bioleach facility that the Employee successfully brings into commercial operation; and

● a cash bonus in such amount as may be determined by the Board of Directors from time-to-time at their sole discretion,

provided that the combined cash incentive compensation paid to the Employee shall not exceed 100% of the Employee’s annual base salary and any additional accrued cash incentive compensation shall be paid to the Employee in the form of options or other securities based compensation arrangements as determined by the Board of directors.

(c) Vacation. The Employee shall be entitled to six weeks paid vacation annually.

(d) Options. The Employee shall be eligible to receive options pursuant to the Company’s share option plan to acquire that number of common shares in the capital of the Company as may be determined by the Board of Directors from time-to-time at their sole discretion.

(e) Participation in Benefit Plans. The Employee shall be eligible to participate in all employee benefit plans or programs (including vacation time and restricted share unit plans or similar plans) of the Company to the extent that the Employee meets the requirements for each individual plan. The Company provides no assurance as to the adoption or continuance of any particular employee benefit plan or program, and the Employee’s participation in any such plan or program shall be subject to the provisions, rules and regulations applicable thereto. The Company will pay provincial health benefit premiums for the Employee and the Employee’s immediate dependents.

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(f) Expenses. The Company will pay or reimburse the Employee for all reasonable and necessary out-of-pocket expenses incurred by him in the performance of his duties under this Agreement, subject to the Company’s normal policies for expense verification.

(g) Withholding Taxes. The Company may withhold from any compensation or benefits payable under this Agreement all federal, provincial or other taxes or other required withholdings and deductions as required pursuant to any law or governmental regulation or ruling.

5. Ventures. If, during the term of his employment the Employee is engaged in or associated with the planning or implementing of any project, program or venture involving the Company and a third party or parties, all rights in such project, program or venture shall belong to the Company. Except as approved by the Company’s Board of Directors, the Employee shall not be entitled to any interest in such project, program or venture or to any commission, finder’s fee or other compensation in connection therewith other than the compensation to be paid to the Employee as provided in this Agreement. The Employee shall have no interest, direct or indirect, in any vendor or customer of the Company.

6. Termination of Employment.

(a) Grounds for Termination. The Employee’s employment shall terminate prior to the expiration of the initial term set forth in Section 2 or any extension thereof in the event that at any time:

i.	the Employee Dies;

ii.	the Employee becomes Disabled (as defined below) so that he cannot perform the essential functions of his position with or without reasonable accommodation;

iii.	the Board of Directors of the Company elects to terminate this Agreement for Cause and notifies the Employee in writing of such election;

iv.	the Board of Directors of the Company elects to terminate this Agreement without Cause and notifies the Employee in writing of such election; or

v.	the Employee elects to terminate this Agreement and notifies the Company in writing of such election.

If this Agreement is terminated pursuant to clause (i), (ii) or (iii) of this Section 6(a), such termination shall be effective immediately. If this Agreement is terminated pursuant to clause (iv) or (v) of this Section 6(a), such termination shall be effective 30 days after delivery of the notice of termination.

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(b) “Cause” Defined. “Cause” means:

i.	the Employee has, in any material respect, breached the provisions of Section 5 or 6 of this Agreement or the terms of the Confidentiality and Intellectual Property Agreement between the Employee and the Company dated December 1, 2012 (Attached hereto as Schedule A) between the Employee and the Company;

ii.	the Employee has engaged in willful and material misconduct, including willful and material failure to perform the Employee’s duties or responsibilities and has failed to cure such default within 30 days after receipt of written notice of default from the Company;

iii.	the Employee has committed an act of fraud, material dishonesty, misappropriation or embezzlement in connection with the employment of the Employee hereunder or in connection with the Company’s business;

iv.	the Employee has been convicted of an indictable offence; or

v.	the Employee is subject to a penalty or sanction imposed by securities regulatory authority following the completion of a proceeding initiated by such authority.

In the event that the Company terminates the Employee’s employment for “cause” pursuant to clause (ii) of this Section 6(b) and the Employee objects in writing to the Board’s determination that there was proper “cause” for such termination within 20 days after the Employee is notified of such termination, the matter shall be resolved by arbitration in accordance with the provisions of Section 7(a). If the Employee fails to object to any such determination of “cause” in writing within such 20-day period, he shall be deemed to have waived his right to object to that determination. If such arbitration determines that there was not proper “cause” for termination, such termination shall be deemed to be a termination pursuant to Section 6(a)(iv) and the Employee’s sole remedy shall be to receive the continuation benefits contemplated by Section 6(f).

(c) Effect of Termination Notwithstanding any termination of this Agreement, the Employee, in consideration of his employment hereunder to the date of such termination, shall remain bound by the provisions of this Agreement which specifically relate to periods, activities or obligations upon or subsequent to the termination of the Employee’s employment.

(d) “Disabled” Defined. “Disabled” means any mental or physical incapacity, disease or affliction that renders the Employee unable to substantially perform the essential functions of his position, with or without reasonable accommodation, for a continuous period in excess of three months.

(e) Surrender of Records and Property. Upon termination of his employment with the Company, the Employee shall deliver promptly to the Company all records, manuals, books, blank forms, documents, letters, memoranda, notes, notebooks, reports, data, tables, calculations or copies thereof that relate in any way to the business, products, practices or techniques of the Company, and all other property, trade secrets and confidential information of the Company, including, but not limited to, all documents that in whole or in part contain any trade secrets or confidential information of the Company, which in any of these cases are in his possession or under his control.

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(f) Termination Payments.

i.	In the event the Employee’s employment by the Company is terminated pursuant to Section 6(a)(ii) or 6(a)(iv) the Company shall pay the Employee 12 months’ base salary plus an additional one month base salary for each year of service to a maximum of 36 months base salary (less, in the case of termination pursuant to Section 6(a)(ii), any payments received by the Employee from any disability income insurance policy provided to him by the Company). For the purpose of this section, the Employee’s years of service shall be calculated from December 2, 2010.

ii.	If this Agreement is terminated pursuant to Section 6(a)(i), 6(a)(iii) or 6(a)(v) the Employee’s right to base salary and any and all benefits shall terminate on the date of such termination, except as may otherwise be required by applicable law.

iii.	In the event that the Employee is entitled to compensation in accordance with Section 6(f)(i) or 6(f)(ii) and if the Employee’s employment by the Company terminates within six months of the end of any fiscal year of the Company, the Employee shall be entitled to receive a pro-rata portion (based on the number of days of employment during that fiscal year) of any bonus payment that would have been payable to him for that fiscal year pursuant to Section 4(b) if the Employee had been in the employ of the Company for the full fiscal year. No bonus will be payable to the Employee with respect to any fiscal year in which the Employee was employed by the Company for less than six months or with respect to any fiscal year after the fiscal year in which the Employee’s employment terminated.

(g) Change of Control. If at any time during the term of this Agreement there is a Change of Control (as defined below) the Employee shall have the option to terminate this Agreement, in writing, within three months after such Change in Control, and in such case, shall resign from any and all offices or directorships held in the Company or any associate or affiliate company. In the event the Employee elects to terminate the Agreement under this paragraph, the Employee shall receive a lump sum payment of two years of the then current compensation as set out in Section 4(a) and 4(b) and the Employee shall execute a mutual release to be effective upon receipt of the lump sum payment to the Employee.

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“Change of Control” Defined. “Change of Control” means the occurrence of any one or more of the following events:

i.	a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its affiliates and another corporation or other entity, as a result of which the holders of common shares of the Company prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction;

ii.	any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities (as defined below) of the Company which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or to direct the casting of 50% or more of the votes attached to all of the Company’s outstanding Voting Securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect directors).

iii.	as a result of or in connection with: (A) a contested election of directors, or; (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Company or any of its affiliates and another corporation or other entity, the nominees named in the most recent Management Information Circular of the Company for election to the Board shall not constitute a majority of the Board of Directors; or

iv.	the Board of Directors adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

For the purposes of the foregoing, “Voting Securities” means common shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities.

(h) Constructive Dismissal. If at any time during the term of this Agreement there is an event of Constructive Dismissal (as defined below) with respect to the Employee, the Employee shall have the option to terminate this Agreement, in writing, within three months after the events giving rise to the Constructive Dismissal occur, and in such case, shall resign from all offices and directorships held in the Company or any associate or affiliate company. In the event the Employee elects to terminate this Agreement under this paragraph, the employee shall receive a lump sum payment of two years of the then current compensation as set out in Section 4(a) and 4(b) and the Employee shall execute a mutual release to be effective upon receipt of the lump sum payment to the Employee.

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“Constructive Dismissal” Defined. “Constructive Dismissal” means the occurrence of any one or more of the following events:

i.	a material decrease in title, position, responsibilities, duties, powers, rights or reporting relationships of the Employee;

ii.	a requirement of the Company that the Employee relocate his place of work to a location outside the Greater Toronto Area or its immediate surroundings.

(i) Termination by Employee. The Employee may terminate this Agreement by giving the Company not less than 30 days written notice.

7. Settlement of Disputes.

(a) Arbitration. Except as provided in Section 7(b), any claims or disputes of any nature between the Company and the Employee arising from or related to the performance, breach, termination, expiration, application or meaning of this Agreement or any matter relating to the Employee’s employment and the termination of that employment by the Company shall be resolved exclusively by arbitration in Toronto, Ontario in accordance with the applicable rules of the Arbitration Act (Ontario). In the event of submission of any dispute to arbitration, each party shall, not later than 30 days prior to the date set for hearing, provide to the other party and to the arbitrator(s) a copy of all exhibits upon which the party intends to rely at the hearing and a list of all persons each party intends to call at the hearing. The fees of the arbitrator(s) and other costs incurred by the Employee and the Company in connection with such arbitration shall be paid by the party that is unsuccessful in such arbitration. The decision of the arbitrator(s) shall be final and binding upon both parties. Judgment of the award rendered by the arbitrator(s) may be entered in any court of competent jurisdiction.

(b) Resolution of Certain Claims—Injunctive Relief. Section 7(a) shall have no application to claims by the Company asserting a violation of Section 5 or 6(e) of this Agreement or the terms of the Confidentially and Intellectual Property Agreement or seeking to enforce, by injunction or otherwise, the terms of Section 5 or 6(e) of this Agreement or the terms of the Confidentially and Intellectual Property Agreement. The Employee acknowledges that it would be difficult to fully compensate the Company for damages resulting from any breach by him of the provisions of this Agreement. Accordingly, the Employee agrees that, in addition to, but not to the exclusion of any other available remedy, the Company shall have the right to enforce the provisions of Section 5 or 6(e) of this Agreement or the terms of the Confidentially and Intellectual Property Agreement by applying for and obtaining temporary and permanent restraining orders or injunctions from a court of competent jurisdiction without the necessity of filing a bond therefor, and without the necessity of proving actual damages, and the Company shall be entitled to recover from the Employee its reasonable legal fees and costs in enforcing the provisions of Section 5 or 6(e) of this Agreement or the terms of the Confidentially and Intellectual Property Agreement.

8. Miscellaneous.

(a) Entire Agreement. This Agreement (including any exhibits, schedules and other documents referred to herein) contains the entire understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior understandings, agreements or representations, written or oral, relating to the subject matter hereof.

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(b) Counterparts. This Agreement may be executed in separate counterparts, each of which will be an original and all of which taken together shall constitute one and the same agreement, and any party hereto may execute this Agreement by signing any such counterpart.

(c) Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law but if any provision of this Agreement is held to be invalid, illegal or unenforceable under any applicable law or rule, the validity, legality and enforceability of the other provision of this Agreement will not be affected or impaired thereby. In furtherance and not in limitation of the foregoing, should the duration or geographical extent of, or business activities covered by, any provision of this Agreement be in excess of that which is valid and enforceable under applicable law, then such provision shall be construed to cover only that duration, extent or activities which may validly and enforceably be covered. The Employee acknowledges the uncertainty of the law in this respect and expressly stipulates that this Agreement be given the construction which renders its provision valid and enforceable to the maximum extent (not exceeding its express terms) possible under applicable law.

(d) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives and, to the extent permitted by subsection (e), successors and assigns.

(e) Assignability. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable (including by operation of law) by either party without the prior written consent of the other party to this Agreement, except that the Company may, without the consent of the Employee, assign its rights and obligations under this Agreement to any corporation, firm or other business entity with or into which the Company may merge or consolidate, or to which the Company may sell or transfer all or substantially all of its assets, or of which 50% or more of the Voting Shares is owned, directly or indirectly, by, or is under common ownership with, the Company. After any such assignment by the Company, the Company shall be discharged from all further liability hereunder and such assignee shall thereafter be deemed to be the Company for the purposes of all provisions of this Agreement including this Section 8.

(f) Modification, Amendment, Waiver or Termination. No provision of this Agreement may be modified, amended, waived or terminated except by an instrument in writing signed by the parties to this Agreement. No course of dealing between the parties will modify, amend, waive or terminate any provision of this Agreement or any rights or obligations of any party under or by reason of this Agreement. No delay on the part of the Company in exercising any right hereunder shall operate as a waiver of such right. No waiver, express or implied, by the Company of any right or any breach by the Employee shall constitute a waiver of any other right or breach by the Employee.

(g) Independent Legal Advice. The Employee agrees that he has had independent legal advice or the opportunity to receive same in connection with the execution of this Agreement and has read this Agreement in its entirety, understands its contents and is signing this Agreement freely and voluntarily, without duress or undue influence from any party.

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(h) Notices. All notices, consents, requests, instructions, approvals or other communications provided for herein shall be in writing and delivered by personal delivery, overnight courier or mail addressed to the receiving party at the address set forth herein. All such communications shall be effective when received.

BacTech Environmental Corporation

50 Richmond Street East, Suite 300

Toronto, Ontario

M5C 1N7

Attention: Board of Directors c/o Chairman

Ross Orr

42 Buckingham Ave.

Toronto, Ontario, Canada

M4N 1R2

Any party may change the address set forth above by notice to each other party given as provided herein.

(i) Headings. The headings and any table of contents contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

(j) Governing Law. All matters relating to the interpretation, construction, validity and enforcement of this Agreement shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. The Parties hereto irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario.

(k) Third Party Benefit. Nothing in this Agreement, express or implied, is intended to confer upon any other person any rights, remedies, obligations or liabilities of any nature whatsoever.

(l) Time of the Essence. Time shall be of the essence of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth in the first paragraph.

BACTECH ENVIRONMENTAL CORPORATION

By
Name:
Title:	Director

By
Name:	Walter Cimowsky
Title:	Chairman, Compensation Committee

SIGNED, SEALED AND DELIVERED

by Ross Orr in the presence of:

Ross Orr

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SCHEDULE A

CONFIDENTIALITY AND INTELLECTUAL PROPERTY AGREEMENT

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